Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

January 29, 2010

Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited
Form 10-K For the Year Ended December 31, 2008
Form 10-K/A For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009 and February 17, 2009
Form 8-K Filed on August 6, 2009
Form 10-Q For the Quarterly Period Ended September 30, 2009
File No. 000-51725

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s further response to the comments set forth in the Staff’s letter dated December 28, 2009 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10-Q For the Quarterly Period Ended September 30, 2009

Note 5 – Intangible Assets, Net page F-22

1.
We are considering your response to prior comment 1.  Please refer to the Business Acquisition Agreement field as Exhibit 2.1 to the Form 8-K filed on August 6, 2009 and the description, contained in your response, of the agreements entered into as part of this transaction.  Explain where the terms of the arrangement with Newway described in your response are memorialized and ensure that all Exhibits required by Item 9.01 of Form 8-K and Item 601(b)(2) of Regulation S-k have been filed.  See Instruction 5 to Item 2.01 of Form 8-K.  In this regard, we note that the Business Acquisition Agreement does not appear to provide for a strategic partnership with Newway, nor does it contain non-competition provisions or certain terms described in your response.  Further as previously requested, please provide an analysis addressing each of the criteria set forth in FASB ASC 805-10-55-4 and 805-10-55-9.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
January 29, 2010

Response:

Our responses below are further to our letter dated January 11, 2010.  In our prior responses we indicated that we intended to file the definitive supplemental acquisition agreement and provide our analysis of the Newway transaction addressing each of the criteria set forth in FASB ASC 805-10-55-4 and 805-10-55-9 by January 29, 2010.

We confirm the Form 8-K containing the supplementary acquisition agreement was filed on January 26, 2010. This agreement provided clarifications and detailed the specifics of the business terms in line with the spirit and intent of the mutually agreed acquisition agreement.

We also confirm we have considered FASB ASC 805-10-55-4 and 805-10-55-9. in respect to the Newway transaction and following is our analysis of each of the criteria set forth in FASB ASC 805-10-55-4 and 805-10-55-9:

a.
ASC 805-10-55-4 defines the first element of a business as “Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.” As illustrated in the “Supplemental Agreement,” the Company intends to acquire a set of intangible assets from Newway as defined in Article 2:

i.	Seller’s relationship with channels and customers for value-added services (VAS).
ii.	Seller’s VAS product know-how and technological achievements.
iii.	Seller shall enter into a VAS non-compete agreement with the Buyer;

We believe these assets can all be deemed as “inputs”.

b.
ASC 805-10-55-4 defines the second elements of a business as “Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.”

As illustrated in the Article 2 and Article 4 of the “Supplemental Agreement,” the Company did not acquire any documentation of management or operational process from Newway, nor bring over any workforce who might have knowledge in this regard.

We believe the Company did not acquire any “process” of Newway.

Also, the inputs could not be used in other processes to create outputs since they are primarily related to the expansion and servicing of a customer base of the Company.

c.
ASC 805-10-55-4 defines the third elements of a business as “Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

As illustrated in the Article 2, Article 3 and Article 4 of the “Supplemental Agreement,” the scope of this acquisition does not include “outputs” of Newway. As discussed in our prior comment filed on December 28, 2009, Newway does not have a telecom service provider (SP) license to provide VAS, thus is not able to generate any VAS “outputs” in its broad business portfolio. Therefore, its process (that the Company did not acquire) could not be applied to the inputs to create outputs.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
January 29, 2010

d.	ASC 805-10-55-9 states “In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business.”

As concluded in the valuation report by a professional valuation specialist, the purchase price is comprised of assessed fair values of a set of identifiable intangible assets, and no goodwill is present.

In conclusion, the Company believes that the acquisition of intangibles is to help expand its channels and customer base to sell products mainly based on its own technologies and with its own processes. Hence, we believe what we acquired is a group of intangible assets and not a business; and the related accounting treatment for asset acquisition applied in the Company’s financial statements is appropriately applied.

* * * * * * *

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Rick Luk
Chief Executive Officer